UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CARTER’S, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

146229 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146229 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Fund V, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,308,419

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,308,419

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,308,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Fund V Coinvestment Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,089,491

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,089,491

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Berkshire Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 230,842

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 230,842

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,842

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8%

12.	Type of Reporting Person (See Instructions) PN

Item 1.		Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated without change in its form.

Item 2.
	(a)	Name of Person Filing

Berkshire Fund V, Limited Partnership (“Fund V”) and Berkshire Fund V Coinvestment Fund, Limited Partnership (“Coinvest Fund”), and Berkshire Investors LLC (“Investors”) are jointly filing this amended Schedule 13G.

Fifth Berkshire Associates LLC, a Massachusetts limited liability company (“FBA”), is the general partner of Fund V and Coinvest Fund.  The managing members of FBA are Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the “Berkshire Principals”).  The Berkshire Principals are also the managing members of Investors.

Fund V, Coinvest Fund and Investors often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.  Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Securities Exchange Act of 1934.  The filing of this statement shall not be construed as an admission that Fund V, Coinvest Fund and Investors are a group, or have agreed to act as a group.

Item 4.	Item 4 is hereby amended and restated in its entirety as follows:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Fund V directly holds 2,308,419 shares of Common Stock.  Accordingly, Fund V has sole voting power with respect to 2,308,419 shares of Common Stock and has sole dispositive power with respect to 2,308,419 shares of Common Stock.  As the sole general partner of Fund V, FBA may be deemed to indirectly beneficially own 2,308,419 shares of Common Stock held by Fund V.

Coinvest Fund directly holds 1,089,491 shares of Common Stock.  Accordingly, Coinvest Fund has sole voting power with respect to 1,089,491 shares of Common Stock and has sole dispositive power with respect to 1,089,491 shares of Common Stock.  As the sole general partner of Coinvest Fund, FBA may be deemed to indirectly beneficially own 1,089,491 shares of Common Stock held by Coinvest Fund.

Investors directly holds 230,842 shares of Common Stock.  Accordingly, Investors has sole voting power with respect to 230,842 shares of Common Stock and has sole dispositive power with respect to 230,842 shares of Common Stock.

By virtue of their positions as managing members of FBA and Investors, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Coinvest Fund, and Investors.  However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund V, Coinvest Fund or Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

	(b)	Percent of class:
Fund V beneficially owns 8.0% of the Company’s Common Stock.
Coinvest Fund beneficially owns 3.8% of the Company’s Common Stock.
Investors beneficially owns 0.8% shares of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity is based on 28,841,229 shares of Common Stock outstanding, which is the total number of shares outstanding as of November 10, 2005, as indicated in the Company’s Quarterly Report on Form 10-Q filed on that date.

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Fund V has sole power to vote 2,308,419 shares of the Company’s Common Stock.
Coinvest Fund has sole power to vote 1,089,491 shares of the Company’s Common Stock.
Investors has sole power to vote 230,842 shares of the Company’s Common Stock.
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of Fund V has sole power to direct the disposition of 2,308,419 shares of the Company’s Common Stock.
Coinvest Fund has sole power to direct the disposition of 1,089,491 shares of the Company’s Common Stock.
Investors has sole power to direct the disposition of 230,842 shares of the Company’s Common Stock.
(iv) Shared power to dispose or to direct the disposition of 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC, its General Partner

	By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director

BERKSHIRE FUND V COINVESTMENT FUND, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC, its General Partner

	By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director

BERKSHIRE INVESTORS LLC

	By:	/s/ Ross M. Jones
Name: Ross M. Jones
Title: Managing Director